UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 23)


           First Union Real Estate Equity and Mortgage Investments
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                               (Name of Issuer)


                Shares of Beneficial Interest, $1.00 par value
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                        (Title of Class of Securities)


                                   337400105
         --------------------------------------------------------
                                (CUSIP Number)

                               Stephen Fraidin, P.C.
                      Fried, Frank, Harris, Shriver & Jacobson
                                 One New York Plaza
                              New York, New York 10004
                                   (212) 859-8140

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                March 30, 1998
         --------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC1746(12-91)




                                 SCHEDULE 13D

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CUSIP NO.      337400105                             PAGE   2   OF   10   PAGES
            ---------------                               -----    ------
------------------------------                   ------------------------------


-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gotham Partners, L.P.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                     (b)|_|

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-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
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  4  SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                       |_|
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-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York, U.S.A.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
               7   SOLE VOTING POWER
 NUMBER OF         2,601,951 Shares
   SHARES
             ------------------------------------------------------------------
             ------------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY                 0
             ------------------------------------------------------------------
             ------------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
 REPORTING         2,601,951 Shares
             ------------------------------------------------------------------
             ------------------------------------------------------------------
   PERSON     10   SHARED DISPOSITIVE POWER
    WITH                   0
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,601,951 Shares

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                         |_|


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.24%

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       PN

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                              * SEE INSTRUCTIONS







                                 SCHEDULE 13D

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CUSIP NO.      337400105                             PAGE   3   OF   10   PAGES
            ---------------                               -----    ------
------------------------------                   ------------------------------


-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gotham Partners II, L.P.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                     (b)|_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                       |_|
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York, U.S.A.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
               7   SOLE VOTING POWER
 NUMBER OF         30,449 Shares
   SHARES
             ------------------------------------------------------------------
             ------------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY                 0
             ------------------------------------------------------------------
             ------------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
 REPORTING         30,449 Shares
             ------------------------------------------------------------------
             ------------------------------------------------------------------
   PERSON     10   SHARED DISPOSITIVE POWER
    WITH                   0
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       30,449 Shares

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                         |_|


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.10%

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       PN

-------------------------------------------------------------------------------

                              * SEE INSTRUCTIONS




                                 SCHEDULE 13D

------------------------------                   ------------------------------

CUSIP NO.      337400105                             PAGE   4   OF   10   PAGES
            ---------------                               -----    ------
------------------------------                   ------------------------------


-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gotham International Advisors, L.L.C.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                     (b)|_|

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  3  SEC USE ONLY

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                       |_|
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
               7   SOLE VOTING POWER
 NUMBER OF         287,900
   SHARES
             ------------------------------------------------------------------
             ------------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY                 0
             ------------------------------------------------------------------
             ------------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
 REPORTING         287,900
             ------------------------------------------------------------------
             ------------------------------------------------------------------
   PERSON     10   SHARED DISPOSITIVE POWER
    WITH                   0
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       287,900

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                         |_|


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.91%

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
       00; IA

-------------------------------------------------------------------------------

                              * SEE INSTRUCTIONS






      This Amendment No. 23 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the shares of Beneficial Interest, par value $1.00 per share ("Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Company") previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners II, L.P. ("Gotham II"), both New York limited partnerships. This Amendment has been filed to reflect the inclusion of an additional Reporting Person, and to update the
Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.


      Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.


Item 2 is hereby amended to add the following information:


"Item 2.  Identity and Background


      This Statement is being filed by Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors", and together with Gotham and Gotham II, the "Reporting Persons"), with respect to the Shares owned by Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company.


      Gotham Advisors was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Gotham International.


      Pursuant to an investment management agreement (the "Investment Management Agreement"), Gotham Advisors has the power to vote and dispose of the Shares held for the account of Gotham International and, accordingly, may be deemed the "beneficial owner" of such shares. William A. Ackman and David
P. Berkowitz are the Senior Managing Members of Gotham Advisors.


      The business address of Gotham Advisors is 110 East 42nd Street, 18th Floor, New York, New York 10017. The business address of Gotham International is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, 2nd Floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies.


      During the last five years, neither Gotham Advisors, nor Gotham International, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."


Item 3 is hereby amended to add the following information:


"Item 3.  Source and Amount of Funds or Other Consideration


     The aggregate purchase price of the Shares purchased by Gotham was $1,323,512.50 and the aggregate purchase price of the Shares purchased by Gotham International was $3,411,776.25. All of the funds required for the purchases were obtained from the general funds of Gotham and Gotham International, respectively."


Item 4 is hereby amended to add the following information:


"Item 4.  Purpose of the Transaction


     On March 27, 1998 Judge Timothy J. McGinty of the Court of Common Pleas, Cuyahoga County, Ohio entered a judgment denying the Company's motion for preliminary injunction. A copy of such Judgment Entry Regarding Plaintiff's
Motion for Preliminary Injunction is attached as Exhibit 43 hereto and incorporated herein by this reference.

     Gotham Advisors plans to vote any of the Shares held by Gotham International which it is entitled to vote at the 1998 Annual Meeting of Beneficiaries of the Company (the "Annual Meeting") in favor of the proposal and nominations that Gotham has submitted to a vote of the Beneficiaries of the Company at the Annual Meeting.

     On March 27, 1998, Gotham issued a press release. A copy of such press release is attached as Exhbit 45 hereto and incorporated herein by this reference.

      Except as set forth above, none of the Reporting Persons has any plan or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D."


Item 5 is hereby amended to add the following information:


"Item 5.  Interest in Securities of the Issuer


     (a) Gotham owns 2,601,951 Shares as of the date of this Schedule 13D, representing an aggregate of approximately 8.24% of the outstanding Shares of the Company. Gotham II owns 30,449 Shares as of the date of this Schedule 13D, representing an aggregate of approximately 0.10% of the outstanding Shares of the Company. Gotham International owns 287,900 Shares as of the date of this
Schedule 13D, representing an aggregate of approximately 0.91% of the outstanding Shares of the Company. The combined interest of Gotham, Gotham II and Gotham International is 2,920,300 Shares, representing an aggregate of approximately 9.25% of the outstanding shares of the Company. None of Section H Partners, L.P., Karenina Corporation, DPB Corporation, Mr. Ackman, Mr.
Berkowitz or Gotham Advisors beneficially owns any of the Shares (other than the Shares beneficially owned by Gotham, Gotham II and Gotham International).


      (b) Each of Gotham and Gotham II have the sole power to vote and to dispose of all of the Shares beneficially owned by it. Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Shares beneficially owned by Gotham International.


      (c) The tables below set forth information with respect to all purchases and sales of Shares by Gotham and Gotham International since October 9, 1997. In each case, the transactions took place on the New York Stock Exchange.



                                Shares of Common Stock
       Date                        Purchased/(Sold)          Price per Share
       ----                     ----------------------       ---------------
       Gotham

       01/23/98                         10,500                 $14.92500
       02/04/98                         100,000                $11.66800

       Gotham International

       03/27/98                          5,000                 $11.17500
       03/30/98                         282,900                $11.8625

      (d) and (e)  Not applicable."

Item 6 is hereby amended to add the following information:


"Item  6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
Respect to Securities of the Issuer


     In connection with its acquisition of 250,000 of the 282,900 Shares purchased on March 30, 1998, Gotham International has received a proxy entitling it to vote such Shares at the 1998 Annual Meeting of Beneficiaries of the Company.


      Except as described above, neither Gotham International, nor Gotham Advisors is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies."


Item 7 is hereby amended to add the following information:


"Item 7.  Material to be Filed as Exhibits


     43.   Judgment  Entry  Regarding   Plaintiff's   Motion  for  Preliminary
Injunction entered in the Court of Common Pleas, Cuyahoga County, Ohio by Judge Timothy J. McGinty on March 27, 1998.


     44. An amended and restated agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.


     45.   Press release issued by Gotham on March 27, 1998."

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


March 31, 1998


                             GOTHAM PARTNERS, L.P.


                             By:  Section H Partners, L.P.,
                                  its general partner


                                By: Karenina Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ William A. Ackman
                                        ------------------------
                                        William A. Ackman
                                        President


                                By: DPB Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ David P. Berkowitz
                                        ------------------------
                                        David P. Berkowitz
                                        President




                             GOTHAM PARTNERS II, L.P.


                             By:  Section H Partners, L.P.,
                                  its general partner


                                By: Karenina Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ William A. Ackman
                                        ------------------------
                                        William A. Ackman
                                        President


                                By: DPB Corporation,
                                    a general partner of Section H
                                    Partners, L.P.


                                    By: /s/ David P. Berkowitz
                                        ------------------------
                                        David P. Berkowitz
                                        President



                             GOTHAM INTERNATIONAL ADVISORS, L.L.C.


                             By:    /s/ William A. Ackman
                                    ------------------------
                                    William A. Ackman
                                    Senior Managing Member


                             By:    /s/ David P. Berkowitz
                                    ------------------------
                                    David P. Berkowitz
                                    Senior Managing Member